Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-157386, 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2010
PRICING SUPPLEMENT NO. 2010—MTNDD472 DATED          , 2010
(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Callable CMS Spread Range Accrual Notes
Due     , 2030
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•	If not previously called by us, the notes have a maturity of approximately twenty years and will mature on , 2030. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
•	Unless called by us, the notes will bear interest at the per annum rate of 8.00% to 8.50% (to be determined on the date on which the notes are priced for initial sale to the public, which we refer to as pricing date) on each calendar day when the difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), which difference we refer to as the CMS Spread, is determined to be greater than or equal to 0%, provided that beginning on the fourth calendar day immediately preceding any interest payment date the CMS Spread for each calendar day remaining in that interest period will be deemed to equal the CMS Spread applicable to the fifth calendar day immediately preceding that interest payment date (as described more fully in this pricing supplement). On each calendar day for which the CMS Spread is determined to be less than 0%, no interest will accrue on the notes. As a result, interest payments on the notes will vary and could be zero.
•	Interest on the notes, if any, is payable quarterly on each January , April , July and October , beginning April , 2010 and ending on the maturity date.
•	We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately three months after the date of issuance of the notes, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
•	We will not apply to list the notes on any exchange.
          Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
          The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$50.00	$
Proceeds to Citigroup Funding Inc.	$950.00	$
          Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $50.00 for each $1,000.00 note sold in this offering. Certain dealers will receive from Citigroup Global Markets a concession of not more than $50.00 for each $1,000.00 note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.
          Citigroup Global Markets expects to deliver the notes to purchasers on or about     , 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A
What Are the Notes?
          The Callable CMS Spread Range Accrual Notes are callable securities offered by Citigroup Funding and have a maturity of approximately twenty years. The Notes are 100% principal protected if held to maturity or until the date when the notes are called, subject to the credit risk of Citigroup Inc.
          Unless called by us, on each calendar day when the difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), which difference we refer to as the CMS Spread, is determined to be greater than or equal to 0%, the notes will bear interest at a rate of 8.0% to 8.5% (to be determined on the pricing date) per annum; provided that beginning on the fourth calendar day immediately preceding any interest payment date the CMS Spread for each calendar day remaining in that interest period will be deemed to equal the CMS Spread applicable to the fifth calendar day immediately preceding that interest payment date (as described in the section “Description of the Notes—Interest”). On each calendar day for which the CMS Spread is determined to be less than 0%, no interest will accrue on the notes. All payments on the notes are subject to the credit risk of Citigroup Inc.
          The notes mature on      , 2030. We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning approximately three months after the date of issuance upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest. The notes do not provide for any redemption at your option prior to maturity.
          The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.
          Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.
What Does “Principal Protected” Mean?
          “Principal protected” means that your principal investment in the notes will be returned to you if held to maturity or until the date when the notes are called, regardless of the value of the CMS Spread, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity or until the date when notes are called.
Will I Receive Interest on the Notes?
          The interest payments on the notes will vary and may be zero. We expect to pay interest, if any, in cash quarterly on each January      , April      , July      and October      , beginning April              , 2010 and ending on the maturity date. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to and including the day immediately preceding the next interest payment date, the maturity date or any earlier date upon which the notes are redeemed as an interest period.

          Unless the notes are called by us, the per annum interest rate will equal the product of (i) 8.0% to 8.5% (to be determined on the pricing date) per annum and (ii) the number of accrual days in the interest period divided by the number of calendar days in the interest period. An accrual day is any calendar day in an interest period for which the CMS Spread is determined to be greater than or equal to 0%. Generally, each of CMS30 and CMS2 will be as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) for each calendar day during an interest period. No interest will accrue on the notes on any calendar day for which the CMS Spread is determined to be less than 0%. The per annum interest rate calculated for any quarterly interest period is applicable only to that quarterly interest period; interest payments for any other quarterly interest period will vary and may be zero. The interest payment amount per note for any quarterly interest period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly interest period divided by 4.
          If CMS30 is less than CMS2 for an entire interest period, then no interest will accrue on the notes for that interest period. As a result, interest payments on the notes could be zero. In addition, if the CMS Spread is greater than or equal to 0% for a number of days in any interest period beginning approximately three months after the date of issuance of the notes, resulting in a quarterly interest payment on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the notes will be called by us. If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.
          The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to CMS30, CMS2, CMS Spread or another interest rate. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.
What Will I Receive at Maturity of the Notes?
          The notes will mature on       , 2030. At maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
What Will I Receive if Citigroup Funding Calls the Notes?
          We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately three months after the date of issuance of the notes, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.
What Will I Receive if I Sell the Notes Prior to Call or Maturity?
          You will receive 100% of the principal amount of your notes only if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.
Where Can I Find Examples of Hypothetical Interest Payments?
          For examples setting forth hypothetical interest amounts payable over the term of the notes, see “Description of the Notes—Hypothetical Interest Payment Examples” in this pricing supplement.

Who Publishes CMS30 and CMS2 and What Do They Measure?
          Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. Unless otherwise stated in this pricing supplement, CMS30 and CMS2 will equal the 30-year Constant Maturity Swap Rate and the 2-year Constant Maturity Swap Rate, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on each calendar day.
What Has the CMS Spread Been Historically?
          We have provided a table showing the historical quarterly high and low values of the CMS Spread since January 3, 2005. You can find this table in the section “Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the CMS Spread in recent years. However, past performance is not indicative of how each of CMS30 and CMS2 will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical CMS Spread Is Not an Indication of the Future CMS Spread” in this pricing supplement.
What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?
          Payments of stated interest on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.
Will the Notes Be Listed on a Stock Exchange?
          The notes will not be listed on any exchange.
Can You Tell Me More About Citigroup Inc. and Citigroup Funding?
          Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.
What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?
          Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.
          Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes. You should refer to “Risk Factors —Citigroup Financial Products, an Affiliate of Citigroup Funding and Citigroup Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?
          We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on CMS30, CMS2 and the CMS Spread. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.
Does ERISA Impose Any Limitations on Purchases of the Notes?
          Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.
Are There Any Risks Associated With My Investment?
          Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES
          Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the relative values of CMS30 and CMS2, and other events that are difficult to predict and beyond our control.
The Amount of Interest Payable on the Notes Will Vary and May Be Zero
          Because CMS30 and CMS2 are floating rates, the CMS Spread will fluctuate. Thus, the amount of interest payable on the notes will vary and may be zero. If the CMS Spread is less than 0% (i.e., if CMS30 is less than CMS2) on any day during an interest period, you will not accrue interest on that day. If the CMS Spread remains less than 0% for an entire interest period, the applicable interest payment on the notes will be zero.
No Principal Protection Unless You Hold the Notes to Maturity or Until the Date When the Notes Are Called
          You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are called. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are called, you may receive less than your initial investment.
The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes
          We may call all of the notes on any interest payment date beginning approximately three months after the date of issuance of the notes upon not less than ten calendar days’ notice. In the event that we call the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are called. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.
The Relative Values of CMS30 and CMS2 Will Affect Our Decision to Call the Notes
          It is more likely we will call the notes prior to their maturity date if the CMS Spread results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.
The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity
          The notes bear interest at the rate of 8.0% to 8.5% (to be determined on the pricing date) per annum on each calendar day for which the CMS Spread is determined to be greater than or equal to 0%. As a result, if the CMS Spread remains below 0% for a substantial number of days during an interest period, the effective yield on your notes for such interest period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.
The Notes are Subject to the Credit Risk of Citigroup Inc. and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes
          Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest
          We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.
          The CMS Spread. We expect that the market value of the notes at any time will depend on whether and to what degree, if any, CMS30 is greater than CMS2. In general, we expect that a decrease in the CMS Spread will cause a decrease in the market value of the notes because no interest will accrue on the notes when the CMS Spread is less than 0%. Conversely, in general, we expect that an increase in the CMS Spread will cause an increase in the market value of the notes. However, an increase in the CMS Spread also may increase the likelihood of the notes being called.
          CMS30, CMS2 and the economic relationship between the two will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.
          Volatility of the CMS Spread. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the notes may change.
          Call Right. Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.
          Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.
          Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the CMS Spread the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the CMS Spread during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.
          Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon CMS30, CMS2 and the CMS Spread. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.
          Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.
          Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

          We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.
The Historical Value of the CMS Spread Is Not an Indication of the Future Value of the CMS Spread
          The historical value of the CMS Spread, which is included in this pricing supplement, should not be taken as an indication of the future value of the CMS Spread during the term of the notes. Changes in the relative values of CMS30 and CMS2 will affect the value of the CMS Spread and thus the trading price of the notes, but it is impossible to predict whether the relative values of CMS30 and CMS2 will rise or fall.
You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop
          The notes will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity
Citigroup Financial Products, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest
          Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the CMS30, CMS2, and CMS Spread and will calculate the interest payable to you on each interest payment date. Additionally, determinations made by Citigroup Financial Products in its capacity as calculation agent, including with respect to the calculation of the CMS30 or CMS2 in the event of the unavailability of the CMS30 or CMS2, may adversely affect the interest payments to you.
Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest
          In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon CMS30, CMS2 and the CMS Spread. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.
You Will Have No Rights Against the Publisher of CMS30 and CMS2
          You will have no rights against the publisher of CMS30 and CMS2 even though the amount you receive on an interest payment date will depend upon the value of the CMS Spread. The publisher of CMS30 and CMS2 is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES
     You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.
     You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):
•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm
•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm
General
          The Callable CMS Spread Range Accrual Notes (the “Notes”) are callable securities offered by Citigroup Funding and have a maturity of approximately twenty years. The Notes are 100% principal protected if held to maturity or until the date when the notes are called, subject to the credit risk of Citigroup Inc.
          Unless called by us, on each calendar day when the difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), which difference we refer to as the CMS Spread, is determined to be greater than or equal to 0%, the Notes will bear interest at a rate of 8.0% to 8.5% (to be determined on the Pricing Date) per annum; provided that beginning on the fourth calendar day immediately preceding any Interest Payment Date the CMS Spread for each calendar day remaining in that Interest Period will be deemed to equal the CMS Spread applicable to the fifth calendar day immediately preceding that Interest Payment Date (as described in “—Interest” below). On each calendar day for which the CMS Spread is determined to be less than 0%, no interest will accrue on the Notes. All payments on the Notes are subject to the credit risk of Citigroup Inc.
          The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $      (      Notes). The Notes will mature on      , 2030. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.
          Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.
Interest
          The amount of any quarterly interest payment on the Notes will vary and may be zero. We expect to pay interest, if any, quarterly on each January      , April      , July      and October      of each year, beginning April      , 2010 and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the maturity date or any earlier date upon which the Notes are redeemed is an Interest Period. During each Interest Period interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each Interest Period will be deemed to consist of 90 days.

          Unless called by us, the per annum interest rate on the Notes will equal the product of (i) 8.0% to 8.5% (to be determined on the Pricing Date) per annum and (ii) the number of Accrual Days in the Interest Period divided by the number of calendar days in the Interest Period. An Accrual Day is any calendar day in an Interest Period for which the CMS Spread is determined to be greater than or equal to 0%, as described in detail below in “—Determination of the CMS 30 and CMS2.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day. The per annum interest rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary and may be zero. The interest payment amount per Note for any quarterly Interest Period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly Interest Period divided by 4.
          The CMS Spread equals the difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on each calendar day; provided that beginning on the fourth calendar day immediately preceding any Interest Payment Date the CMS Spread for each calendar day remaining in that Interest Period will be deemed to equal the CMS Spread applicable to the fifth calendar day immediately preceding that Interest Payment Date
          If CMS30 is less than CMS2 for an entire Interest Period, then no interest will accrue on the Notes for that Interest Period. As a result, interest payments on the Notes could be zero. In addition, if the CMS Spread is greater than or equal to 0% for a number of days in any Interest Period beginning approximately three months after the date of issuance of the Notes, resulting in a quarterly interest payment on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called by us. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.
          Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.
          A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Payment at Maturity
          The notes will mature on      , 2030. At maturity, unless we have previously called your Notes, you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Hypothetical Interest Payment Examples
          The table below presents examples of hypothetical interest payments on the Notes based on the total number of Accrual Days occurring during an Interest Period. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:
•	Principal amount: $1,000

•	Applicable Interest Rate: 8.25% per annum

•	Interest Period consists of ninety calendar days

Hypothetical
Accrual Days (1)	Hypothetical
during the	Interest Rate for	Hypothetical interest payment
quarterly Interest	the annual Interest	for the quarterly
Period	Period(2)	Interest Period(3)
0	0.00%	$0.00
5	0.46%	$1.15
10	0.92%	$2.29
15	1.38%	$3.44
20	1.83%	$4.58
25	2.29%	$5.73
30	2.75%	$6.88
35	3.21%	$8.02
40	3.67%	$9.17
45	4.13%	$10.31
50	4.58%	$11.46
55	5.04%	$12.60
60	5.50%	$13.75
65	5.96%	$14.90
70	6.42%	$16.04
75	6.88%	$17.19
80	7.33%	$18.33
85	7.79%	$19.48
90	8.25%	$20.63

(1)	A calendar day on which the CMS Spread is determined to be greater than or equal to 0%

(2)	8.25% x (hypothetical number of Accrual Days during the Interest Period / number of calendar days in the Interest Period)

(3)	$1,000 x (8.25% / 4) x (hypothetical number of Accrual Days during the Interest Period / number of calendar days in the Interest Period)
The examples are for purposes of illustration only. The actual interest payment for each Interest Period will depend on the actual value of the CMS Spread, the actual Interest Rate and other relevant parameters for determining whether holders will receive an interest payment based on the CMS Spread.
Determination of the CMS30 and CMS2
          If a rate for CMS30 or CMS2 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any New York Business Day on which the rate for CMS30 and CMS2 is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of 30 years or 2 years, as the case may be, as of 11:00 am (London time) on such New York Business Day. If at least two such quotations are so provided, CMS30 or CMS2, as the case may be, will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of 30 years or 2 years, as the case may be, as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, CMS30 or CMS2, as the case may be, will be the arithmetic mean of such rates. If fewer than two such rates are so provided or if the New York Business Day is not also a London Business Day, then CMS30 or CMS2, as the case may be, will be the rate for CMS30 or CMS2, as the case may be, in effect at 11:00 am (New York City time) on the immediately preceding Business Day.
          A “New York Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

          A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
Call Right
          We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately three months after the date of issuance of the Notes, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.
          So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.
Redemption at the Option of the Holder; Defeasance
          The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”
Events of Default and Acceleration
          In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.
          In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of       % per annum on the unpaid amount due.
Paying Agent and Trustee
          Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.
          The CUSIP number for the Notes is 1730T0HH5.
Calculation Agent
          The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE CMS SPREAD
          The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Bloomberg. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not an indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2005
Quarter
First	1.756%	1.067%
Second	1.155%	0.684%
Third	0.695%	0.389%
Fourth	0.518%	0.222%
2006
Quarter
First	0.321%	-0.036%
Second	0.426%	0.141%
Third	0.245%	0.130%
Fourth	0.267%	0.097%
2007
Quarter
First	0.421%	0.115%
Second	0.570%	0.253%
Third	0.868%	0.452%
Fourth	1.236%	0.642%
2008
Quarter
First	2.458%	1.207%
Second	2.166%	1.294%
Third	1.684%	1.228%
Fourth	1.908%	0.612%
2009
Quarter
First	1.906%	1.288%
Second	2.997%	1.786%
Third	2.935%	2.572%
Fourth	3.259%	2.610%
2010
Quarter
First (through January 5)	3.162%	3.133%
          The CMS Spread at 11:00 a.m. (New York time) on January 5, 2010, was 3.162%.
          The following graph shows the daily values of the CMS Spread in the period from December 2, 2004 through January 5, 2010 using historical data obtained from Bloomberg. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).
          This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.
          Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
U.S. Holders
          Payments of Interest. Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).
          Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement (including an exercise of our call right) of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.
          Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.
Non-U.S. Holders
          A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.
          In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.
Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities
          Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.
U.S. Federal Estate Tax
          A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the United States should not be subject to U.S. federal estate tax.
PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
          The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.
          Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $      principal amount of Notes (      Notes) for $950.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession of not more than $50.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $50.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.
          The Notes will not be listed on any exchange.
          In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
          Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

          WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.
          This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.
          There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.
          WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:
          (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or
          (b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:
          (i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);
          (ii) no consideration is or will be given for the transfer; or
          (iii) the transfer is by operation of law.

ERISA MATTERS
          Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:
(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.
          The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.
Citigroup Funding Inc.
Medium-Term Notes, Series D
Callable CMS Spread Range
Accrual Notes
Due          ,2030
($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.
Pricing Supplement
                    , 2010
(Including Prospectus Supplement dated
February 18, 2009 and Prospectus dated
February 18, 2009)